                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No.6)

                              SPECTRAN CORPORATION
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    847598109
                                 (CUSIP Number)

                               Gaetano J. Casillo
                          Allen & Company Incorporated
           711 Fifth Avenue, New York, New York 10022, (212) 830-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 12, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 5

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
                                  SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 847598109                                         Page 2 of 5
-------------------                                         ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
  PERSON
     Allen Holding Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  [ ]
                                                                       (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                           [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
          0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          150,000 (Represents shares issuable pursuant to Common Stock
                    Purchase Warrants)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.17%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          HC
==============================================================================
                   *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                  SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 847598109                                         Page 3 of 5
-------------------                                         -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
  PERSON
     Allen & Company Incorporated
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  [ ]
                                                                       (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                           [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
------------------------------------------------------------------------------
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ------------------------------------------------------------------------------7
SOLE VOTING POWER
          150,000 (Represents shares issuable pursuant to Common Stock
                    Purchase Warrants)
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
          0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          150,000 (Represents shares issuable pursuant to Common Stock
                    Purchase Warrants)
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          150,000 (Represents shares issuable pursuant to Common Stock
                    Purchase Warrants)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.17%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          CO, BD.
==============================================================================
                   *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

          The Reporting Persons, consisting of Allen Holding, Inc. ("AHI") and Allen & Company Incorporated ("ACI") hereby amend their Schedule 13D relating to the Common Stock of Spectran, Inc. as set forth below.


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on February 12, 1997, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below based upon the number of Shares of Common Stock that were reported to be outstanding by the Issuer.

==============================================================================
        Name             Shares of Common Stock             Percentage
-----------------------------------------------------------------------------
Allen Holding Inc.                150,000(1)                     2.17%
-----------------------------------------------------------------------------
Allen & Company Incorporated      150,000(1)                     2.17%
---------------------------------------------------------------------------
==============================================================================

        (1)    Represents shares issuable pursuant to Common Stock Purchase
Warrants.

        (c) On February 12, 1997, ACI exercised 200,000 Common Stock Purchase Warrants for 200,000 Shares of the Issuer's Common Stock. On February 12, 1997, ACI sold all such shares at a net price of $17.86 per share in connection with a registered secondary public offering of shares of the Issuer's common stock.

        (d) To the best of Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock which Reporting Persons may be deemed to own beneficially.

        (e) On February 12, 1997, the Reporting Persons, in the aggregate ceased to be the beneficial owners of five percent or more of the Issuer's Common Stock. This Amendment No. 6 is therefore a final filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

        (a.) Not Applicable

Item 7.    Material to be filed as Exhibits
           None.

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 1997


ALLEN HOLDING INC.


   By:  /s/ Gaetano J. Casillo
----------------------------------------
        Gaetano J. Casillo
        Vice President

ALLEN & COMPANY INCORPORATED


   By:  /s/ Gaetano J. Casillo
----------------------------------------
        Gaetano J. Casillo
        Vice President

90972